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                                 United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the Month of May 2003

                         Commission File Number 1-13522

                       CHINA YUCHAI INTERNATIONAL LIMITED
                 (Translation of registrant's name into English)

                             16 Raffles Quay #26-00
                               Hong Leong Building
                                Singapore 048581
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                      Form 20-F   X        Form 40-F
                                -----                -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           Yes                 No   X
                               -----              -----

     If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus, dated August 26, 1996, of China Yuchai International Limited (the "Company") included in the Company's Registration Statement (Registration No. 333-05478) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the "SEC").

The Company wishes to caution readers that the forward-looking statements contained herein involve risks and uncertainties, and are subject to material change based on various important factors including, among others, political, economic and social conditions in China such as government policies with respect to foreign investment, the effects of uncertainties in the Chinese legal system which could limit the legal protections available to foreign investors, including with respect to the enforcement of foreign judgments in China, and the effects on China as a member of the World Trade Organization. These and other factors, and their effects on the Company's results of operations and financial condition, are more fully described in the Company's Form 20-F filings with the SEC under the Securities Exchange Act of 1934, as amended.


Recent Developments

As previously disclosed, the Company has had continuing difficulties with Guangxi Yuchai Machinery Holdings Company (the "State Holding Company") and Mr. Wang Jianming with respect to the Company's Chinese operating subsidiary, Guangxi Yuchai Machinery Company Limited ("Yuchai"). The State Holding Company is a minority shareholder of Yuchai, and is wholly-owned by the provincial government of the Guangxi Zhuang Autonomous Region. Wang Jianming is the Chairman, legal representative and Chief Executive Officer of Yuchai and a director of the Company, as well as the Chairman and legal representative of the State Holding Company. Most notably, these difficulties have continued with respect to corporate governance and capital expenditures at Yuchai and the payment to the Company of its share of the dividends declared by Yuchai's shareholders in August 2002 (the "August 2002 Dividend").

The Company has attempted to remedy these difficulties using various avenues. As these difficulties remain to be resolved, the Board of Directors of the Company established a Special Committee comprising three directors of the Company, and authorized it to investigate, consider and cause the Company to undertake steps, including legal action if necessary, to attempt to remedy these difficulties. The Special Committee has advised the Company that it believes that the delay in the payment of the August 2002 Dividend to the Company may in part be caused by Wang Jianming acting together with a new shareholder of the Company, as detailed below.

The Company received a letter from Zhong Lin Development Company Limited ("Zhong Lin") claiming that it had acquired shares in Yuchai that had previously been owned by China Everbright Holdings Company Limited ("China Everbright"). Zhong Lin demanded payment to itself of what would have been China Everbright's portion of the August 2002 Dividend. The Company advised Zhong Lin that China Everbright had been an indirect shareholder of the Company, and not of Yuchai, and that shareholders of the Company were not entitled to direct payment of dividends from Yuchai. The Company subsequently confirmed from a Schedule 13D filed by Coomber Investments Limited and Goldman Industrial Limited ("Goldman") that Coomber, a wholly-owned subsidiary of China Everbright and the record holder of China Everbright's shares in the Company, had in fact been acquired from China Everbright by Goldman.

In March 2003, Wang Jianming forwarded to the Company a letter from Goldman demanding that the Company agree in advance to remit within one month of receiving its share of the August 2002 Dividend all or substantially all of that amount to its shareholders, and to appoint two named individuals to the Company's Board of Directors. Although the letter was from Goldman, Wang Jianming referred to these individuals as directors nominated by Zhong Lin. Wang Jianming suggested that Zhong Lin had complained to the Guangxi provincial authorities that certain aspects of the foreign ownership and control of Yuchai had not been properly approved. Wang Jianming further suggested that only if Zhong Lin's demands were met could the Company expect that the question of the payment of the Company's share of the August 2002 Dividend might be addressed by the Chinese shareholders.
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As previously disclosed, the Company is not aware of any legal or financial barriers to the payment of these dividends. The Company has not received notice from any Chinese authority that Zhong Lin or any other Chinese party has complained that the exercise by Yuchai's foreign shareholders of control over Yuchai is improper. The Company believes that any such complaints, if made, would be baseless, that Yuchai's ownership structure has been validly approved by the relevant Chinese authorities, and that the Company's share of the August 2002 Dividend is properly due and owing. The Company has caused management at Yuchai to set aside funds in the amount of RMB 250 million in anticipation of the release to the Company of its share of the August 2002 Dividend.


The Company has repeatedly reminded Wang Jianming of his duties as Chief Executive Officer of Yuchai to ensure that the August 2002 Dividend be paid to Yuchai's shareholders. The Company has also repeatedly reminded Wang Jianming of his duties as a director of the Company and of Yuchai. Wang Jianming has nonetheless continued to withhold payment of the Company's share of the August 2002 Dividend. The Company has also repeatedly demanded information from Wang Jianming concerning his interests in Zhong Lin and/or Goldman. The Company has also requested Goldman to provide information concerning its relationship to Zhong Lin, Wang Jianming and the Guangxi provincial government. Neither Wang Jianming nor Goldman has provided any such information. On April 23, 2002, Wang Jianming informed the Company that he had no obligation to provide the requested information.

The Special Committee has determined that the Company take the following actions.

On May 19, 2003 in New York, the Company will initiate civil proceedings in United States federal court against Coomber, Goldman, Zhong Lin and Wang Jianming with respect to certain deficiencies in the Schedule 13D dated November 13, 2002 and filed December 16, 2002 reporting beneficial ownership by Coomber and Goldman of 8,601,550 shares of CYI. The civil proceedings also seek to compel, among other things, disclosure of the identity of all the beneficial owners of these CYI shares, as well as those parties' intentions with respect to CYI, and to enjoin further acquisitions of CYI shares by Coomber, Goldman, Zhong Lin and Wang Jianming until at least such time as the Schedule 13D has been corrected.

On May 19, 2003 in London, the Company initiated arbitration proceedings against Yuchai, the State Holding Company and Wang Jianming with respect to the non-payment of dividends to the Company, pursuant to the arbitration provisions in Yuchai's articles of association. As previously disclosed, the dividends due to the State Holding Company have been paid in full. In contrast, the dividends due to the Company have not been paid to date. The proceedings seek to cause Yuchai to release payment of RMB 245,765,702 (US$29.7 million) in dividends owed to the Company, in accordance with the Company's rights as a shareholder under Yuchai's articles of association.

The Company has also taken steps on May 19, 2003 to initiate arbitration proceedings in Singapore against Wang Jianming as Chief Executive Officer of Yuchai, for breach of his Employment Agreement, dated November 1, 2001, with the Company, breach of his fiduciary duties, and fraud arising from his repeated failure to comply with the instructions of the Company's Board of Directors, including with respect to capital expenditures, corporate governance, use of corporate assets, and non-payment of dividends owed to the Company.

The Company is also taking steps to terminate Wang Jianming's employment as Chief Executive Officer of Yuchai. On May 19, 2003, the Company served notice on Wang Jianming giving him 60 days' notice of termination, in accordance with the terms of his Employment Agreement. The Company is also considering avenues to remove Wang Jianming as a director of each of the Company and Yuchai. The Company has also filed a complaint with the appropriate Chinese authorities.

As previously announced, the Company declared an interim ordinary dividend of US$0.10 per share and a special dividend of US$0.30 per share for the year ended December 31, 2002, payable to members whose names appeared on the Company's register of members on April 14, 2003. These dividends are to be paid on May 19, 2003 from cash reserves of the Company to each of its members other than to Coomber, pending the release of the dividends from Yuchai to the Company described above.

No assurance can be given that the Company will prevail in the foregoing actions or that a negative outcome will not have a material adverse effect on the Company's financial condition, results of operations, business or prospects.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.


Date: May 19, 2003


                                            CHINA YUCHAI INTERNATIONAL LIMITED

                                            By: /s/ Philip Ting Sii Tien
                                                --------------------------------
                                            Name:  Philip Ting Sii Tien
                                            Title: Chief Financial Officer